Exhibit 107

CALCULATION OF FILING FEE TABLES

Schedule 14A

(Form Type)

GSR II Meteora Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction		Fee rate	Amount of Filing Fee
Fees to be Paid	$574,758,381	(1)	.00011020	$63,338.38	(2)
Fees Previously Paid	$0			$0
Total Transaction Valuation	$574,758,381
Total Fees Due for Filing				$63,338.38
Total Fees Previously Paid				$0
Total Fee Offsets				$0
Net Fee Due				$63,338.38

(1)	Aggregate number of securities to which transaction applies:

44,100,000 shares of Class V common stock, par value $0.0001 per share, of Bitcoin Depot Inc. (“Class V common stock”) issued pursuant to the transaction agreement, dated as of August 24, 2022, by and among GSR II Meteora Acquisition Corp., a Delaware corporation, GSR II Meteora Sponsor LLC, a Delaware limited liability company, BT Assets, Inc., a Delaware corporation and Lux Vending, LLC, a Georgia limited liability company.

(2)

Estimated solely for the purposes of calculating the filing fee, the proposed maximum aggregate value of the transaction was calculated based on the sum of (a) the product of (i) 44,100,000 shares of Class V common stock and (ii) $10.16 (the estimated value per share of Class V common stock); and (b) $126,702,381, being the estimate of the maximum cash consideration paid in this transaction. In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying 0.00011020 by the proposed maximum aggregate value of the transaction in the preceding sentence.